UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-32199

SFL Corporation Ltd.
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of SFL Corporation Ltd. (“SFL” or the “Company”) for the three months ended March 31, 2025.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3ASR (Registration No. 333-271504) filed with the SEC on April 28, 2023.

SFL CORPORATION LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2025

INDEX

Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2025 and March 31, 2024	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2025 and March 31, 2024	Page 5
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2025 and December 31, 2024	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2025 and March 31, 2024	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2025 and March 31, 2024	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 24
Cautionary Statement Regarding Forward-Looking Statements	Page 31
Signatures	Page 34

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2025 and March 31, 2024

(in thousands of $, except per share amounts)

	Three months ended
	March 31,
	2025	2024
Operating revenues
Time charter revenues	156,497	150,902
Voyage charter and pool revenues	4,420	2,981
Drilling contract revenues	22,441	66,503
Interest income – sales-type leases	471	840
Profit sharing income	1,466	5,540
Other operating income	1,444	2,298
Total operating revenues	186,739	229,064
Loss on sale of vessels	—	(17)
Operating expenses
Vessel and rig operating expenses	75,797	81,234
Depreciation	60,911	56,878
Vessel impairment charge	34,093	—
Administrative expenses	5,276	5,461
Total operating expenses	176,077	143,573
Operating income	10,662	85,474
Non-operating income/(expense)
Interest income – long-term loans to associated companies	1,125	1,138
Interest income – other	1,881	1,700
Interest expense	(46,207)	(42,879)
Loss on investments in equity securities	(360)	(415)
Interest and valuation (loss)/gain on non-designated derivatives	(985)	3,003
Other financial items, net	2,180	(714)
Equity in earnings of associated companies	625	778
(Loss)/Income before taxes	(31,079)	48,085
Tax expense	(792)	(2,783)
Net (loss)/income	(31,871)	45,302
Per share information:
Basic (loss)/earnings per share	$(0.24)	$0.36
Diluted (loss)/earnings per share	$(0.24)	$0.36

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
for the three months ended March 31, 2025 and March 31, 2024
(in thousands of $)

	Three months ended
	March 31,
	2025	2024
Net (loss)/income	(31,871)	45,302

Fair value adjustments to hedging financial instruments	(4,401)	(1,768)
Other comprehensive income/(loss)	149	(21)
Other comprehensive loss, net of tax	(4,252)	(1,789)

Comprehensive (loss)/income	(36,123)	43,513

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as of March 31, 2025 and December 31, 2024

(in thousands of $, except share data)

	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	173,945	134,551
Investments in equity securities	3,660	3,736
Due from related parties	5,682	5,201
Investment in sales-type leases, current portion	33,157	35,135
Trade accounts receivable	24,568	36,821
Assets held for sale	10,072	—
Other current assets	76,191	100,574
Total current assets	327,275	316,018
Vessels, rigs and equipment, net	3,463,645	3,552,298
Capital improvements in progress and newbuildings	165,921	162,254
Investments in associated companies	16,270	16,382
Loans and long term receivables from related parties including associates	45,000	45,000
Other long-term assets	13,937	15,817
Total assets	4,032,048	4,107,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	623,494	689,045
Due to related parties	1,455	1,296
Other current liabilities	98,611	137,516
Total current liabilities	723,560	827,857
Long-term liabilities
Long-term debt	2,252,626	2,150,417
Other long-term liabilities	3,473	1,073
Total liabilities	2,979,659	2,979,347

Stockholders’ equity	1,052,389	1,128,422

Total liabilities and stockholders’ equity	4,032,048	4,107,769

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2025 and March 31, 2024

(in thousands of $)

	Three months ended
	March 31,
	2025	2024

Net (loss)/income	(31,871)	45,302
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	60,911	56,878
Vessel impairment charge	34,093	—
Amortization of deferred charges	2,079	1,878
Amortization of charter related deferred asset and straight-lining of operating leases	(253)	(1,442)
Equity in earnings of associated companies	(625)	(778)
Loss on sale of vessels	—	17
Adjustment to fair value of derivatives recognized in the statement of operations	1,809	(1,822)
Loss on investments in equity securities	360	415
Loss on repurchase of bonds	147	—
Repayments from investment in sales-type assets	1,986	2,732
Other, net	2,346	832
Net changes in operating assets and liabilities	7,626	(41,007)
Net cash provided by operating activities	78,608	63,005

Investing activities
Purchase of vessels, capital improvements and newbuildings	(20,089)	(90,090)
Proceeds from sale of vessels	—	11,983
Other investments and long term assets, net	—	(2,249)
Net cash used in investing activities	(20,089)	(80,356)

Financing activities
Repayment of finance lease liabilities	—	(13,855)
Proceeds from debt	153,357	165,703
Repayment of debt	(112,194)	(98,074)
Repurchases and redemption of bonds	(11,144)	—
Debt fees paid	(2,650)	(784)
Net cash flows on swaps	(6,265)	—
Cash paid for shares repurchased	(4,062)	—
Cash dividends paid	(36,167)	(32,978)
Net cash provided by/(used in) financing activities	(19,125)	20,012

Net change in cash and cash equivalents	39,394	2,661
Cash and cash equivalents at start of the period	134,551	165,492
Cash and cash equivalents at end of the period	173,945	168,153

The accompanying notes are an integral part of these consolidated condensed financial statements.

SFL CORPORATION LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the three months ended March 31, 2025 and March 31, 2024

(in thousands of $, except number of shares)

	Three months ended
	March 31,
	2025	2024
Number of shares outstanding
At beginning of period	145,708,524	137,467,078
Shares issued	22,060	207,146
Shares cancelled	—	(700)
Shares repurchased	(494,158)	—
At end of period	145,236,426	137,673,524
Share capital
At beginning of period	1,468	1,386
Shares issued	—	2
At end of period	1,468	1,388
Additional paid-in capital
At beginning of period	716,233	618,164
Amortization of stock-based compensation	319	425
Shares issued	—	(2)
At end of period	716,552	618,587
Treasury stock
At beginning of period	(10,174)	(10,174)
Treasury stock at cost (494,158 and 0 shares, respectively)	(4,062)	—
At end of period	(14,236)	(10,174)
Contributed surplus
At beginning of period	417,684	424,562
Dividends declared	(36,167)	—
At end of period	381,517	424,562
Accumulated other comprehensive income/(loss)
At beginning of period	3,211	4,499
Other comprehensive loss	(4,252)	(1,789)
At end of period	(1,041)	2,710
Accumulated (deficit)/profit
At beginning of period	—	960
Net (loss)/income	(31,871)	45,302
Dividends declared	—	(32,978)
At end of period	(31,871)	13,284
Total stockholders’ equity	1,052,389	1,050,357

The accompanying notes are an integral part of these condensed consolidated financial statements.

SFL CORPORATION LTD.

Notes to the Unaudited Condensed Consolidated Financial Statements

1.INTERIM FINANCIAL INFORMATION

The unaudited condensed interim financial statements of SFL Corporation Ltd. (“SFL” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements do not include all of the disclosures required in annual consolidated financial statements and should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2025. The results of operations for the interim period ended March 31, 2025 are not necessarily indicative of the results for the entire year ending December 31, 2025.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which the Company is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

Recently Issued Accounting Standards

The following is a brief discussion of a selection of recently released accounting pronouncements that are considered pertinent to the Company’s business and are not yet adopted.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 requires entities to disclose specific information about certain costs and expenses in the notes to the financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expense to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare the entity's performance over time and with that of other entities. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), which clarified that all public entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impacts that ASU 2024-03 and ASU 2025-01 will have on the Company's financial statements' presentation and disclosures.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). Among other things, these amendments require that a public business entity on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments became effective for the Company on January 1, 2025. Adoption of ASU 2023-09 did not have a material impact on the Company’s financial statements' presentation and disclosures.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management of the Company believes that the accounting estimates and assumptions that have been made are appropriate given the continuing market volatility surrounding the impacts of U.S. and international trade policies, including tariffs and port fees, as well as international sanctions or international hostilities, including the war between Russia and Ukraine and the developments in the Middle East. However, actual results could differ materially from those estimates.

Segment Information

The chief operating decision maker evaluates performance by assessing the Company's consolidated net income and its impact on overall shareholder returns, leading to a determination that the Company operates within a single reportable segment. The Company's assets operate on a world-wide basis and the Company's management does not evaluate performance by geographical region or by asset type, as it believes that any such information would not be meaningful. There have been no material changes since the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

2.LOSS ON SALE OF VESSELS

(in thousands of $)	Three months ended		Three months ended
	March 31, 2025		March 31, 2024
	Proceeds	Gain/(Loss)	Proceeds	Gain/(Loss)
Disposal of investments in sales-type leases
Margarita	—	—	5,991	(9)
Vidhi	—	—	5,992	(8)
Total	—	—	11,983	(17)

3.EARNINGS/(LOSS) PER SHARE

The computation of basic earnings/(loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period and the consolidated net income or loss of the Company. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. In the computation of the diluted EPS, the dilutive impact of the Company’s stock options is calculated using the “treasury stock” guidelines and the “if-converted” method is used for convertible securities.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended
(in thousands of $)	March 31, 2025	March 31, 2024
Basic and diluted earnings/(loss) per share:
Net (loss)/income available to stockholders	(31,871)	45,302
Diluted earnings/(loss) per share:
Net (loss)/income available to stockholders	(31,871)	45,302
Net (loss)/income assuming dilution	(31,871)	45,302

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended
(in thousands)	March 31, 2025	March 31, 2024
Basic earnings/(loss) per share:
Weighted average number of common shares outstanding*	133,925	125,763
Diluted earnings/(loss) per share:
Weighted average number of common shares outstanding*	133,925	125,763
Effect of dilutive share options	455	583
Weighted average number of common shares outstanding assuming dilution	134,380	126,346

	Three months ended
	March 31, 2025	March 31, 2024
Basic (loss)/earnings per share:	$(0.24)	$0.36
Diluted (loss)/earnings per share:	$(0.24)	$0.36

*The weighted average number of common shares outstanding excluded 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016 and 3,765,842 shares issued as part of a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The Company entered into a general share lending agreement with another counterparty and after the maturity of the bonds, 8,000,000 and 3,765,142 shares, respectively, from each issuance under the two initial share lending arrangements described above were transferred into such counterparty's custody. During the year ended December 31, 2024, the Company cancelled the remaining 700 shares, which were previously held by the Company’s transfer agent. Accordingly, the total of 11,765,142 shares which had been issued under these arrangements are not included in the weighted average number of common shares outstanding as of March 31, 2025.

The weighted average number of common shares outstanding also excludes 1,589,253 shares repurchased by the Company under its Share Repurchase Program and held as treasury stock as of March 31, 2025. (See also Note 11: Share Capital, Additional Paid-In Capital and Contributed Surplus).

4.OTHER FINANCIAL ITEMS

Other financial items, net comprise of the following items:

	Three months ended
(in thousands of $)	March 31, 2025	March 31, 2024
Change in allowance for expected credit losses	192	(59)
Dividend income	153	189
Loss on repurchase of bonds	(147)	—
Other items	1,982	(844)
Total other financial items, net	2,180	(714)

The Company recognizes, among other things, a measurement of expected credit losses for financial assets held at the reporting date, based on historical experience, current conditions and reasonable supportable forecasts.

Other items in the three months ended March 31, 2025 include a net gain of $2.4 million arising from foreign currency translations (three months ended March 31, 2024: loss of $0.5 million). Other items also include bank charges and fees relating to loan facilities.

5.INVESTMENTS IN EQUITY SECURITIES

As of March 31, 2025 and March 31, 2024, the equity securities comprise of approximately 1.3 million shares in NorAm Drilling Company AS (“NorAm Drilling”) which are traded on the Euronext Growth in Oslo. The Company recognized a mark to market loss of $0.4 million in the Statement of Operations in the three months ended March 31, 2025 (March 31, 2024: loss of $0.4 million), together with a foreign exchange gain of $0.3 million (March 31, 2024: loss of $0.3 million), in Other Financial Items in the Statement of Operations.

6.VESSELS, RIGS AND EQUIPMENT, NET

(in thousands of $)	March 31, 2025	December 31, 2024
Cost	4,389,942	4,527,621
Accumulated depreciation	(926,297)	(975,323)
Vessels, rigs and equipment, net	3,463,645	3,552,298

During the three months ended March 31, 2025, the Company recognized capital upgrades of $22.7 million in relation to nine container vessels and one Suezmax tanker.

During the three months ended March 31, 2025, the Company agreed to sell the 2010-built 57,000 dwt Supramax dry bulk carrier, SFL Yukon. As of March 31, 2025, the vessel met the criteria to be classified as held for sale and an impairment loss of $6.8 million was recognized for reducing its carrying value to fair value less the costs to sell the vessel. The vessel was delivered to the new owner in April 2025. (See also Note 15: Subsequent Events).

Also, during the three months ended March 31, 2025, the Company recorded an impairment loss of $27.3 million on six dry bulk carriers, based on estimated fair value of the vessels using a market approach. The impairment charge was primarily triggered due to updated expectations on the timing of potential disposal of the vessels, future estimated cash flows based on current market conditions and outlook, and amounts of disposal proceeds expected to be received. The increasing estimated future costs stemming from U.S. and international trade policies, including tariffs and port fees, have negatively impacted estimated future earnings and values of the vessels in the three months ended March 31, 2025.

7.CAPITAL IMPROVEMENTS IN PROGRESS AND NEWBUILDINGS

(in thousands of $)	March 31, 2025	December 31, 2024
Capital improvements in progress	17,301	15,758
Newbuildings	148,620	146,496
Total	165,921	162,254

Capital improvements in progress comprises of advances paid and costs incurred with respect to upgrades on two rigs and five container vessels (December 31, 2024: Special Periodic Survey (“SPS”) and upgrades on two rigs and four vessels). These costs are recorded in “Capital improvements in progress” until such time as the equipment is installed on the vessel or rig, at which point it is transferred to "Vessels, Rigs and Equipment, net" or "Investment in Sales-Type Leases".

As of March 31, 2025, the Company paid $148.6 million in installments and capitalized interest in respect of shipbuilding contracts for the construction of five newbuilding dual-fuel 16,800 TEU container vessels (December 31, 2024: $146.5 million). The vessels are expected to be delivered to the Company in 2028.

Interest capitalized in the cost of newbuildings amounted to $2.1 million in the three months ended March 31, 2025 (December 31, 2024: $2.9 million).

8.INVESTMENTS IN SALES-TYPE LEASES

As of March 31, 2025, the Company had seven (December 31, 2024: seven) container vessels accounted for as sales-type leases, all of which were on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”). Under the terms of their charters, MSC has fixed price purchase obligation at the expiry of each of the charters. The vessels are expected to be redelivered to MSC by the end of the second quarter of 2025.

9.SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	March 31, 2025	December 31, 2024
Short-term and long-term debt:
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,000
U.S. dollar denominated fixed rate debt due 2026	147,000	147,375
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	150,000
8.25% senior unsecured sustainability-linked bonds due 2028	147,600	145,200
NOK750 million senior unsecured floating rate bonds due 2029	69,823	63,592
7.75% senior unsecured sustainability-linked bonds due 2030	138,800	—
U.S. dollar denominated floating rate debt	1,438,602	1,503,909
Lease debt financing	657,441	702,164
Total debt principal	2,899,266	2,862,240
Less: Unamortized debt issuance costs	(23,146)	(22,778)
Less: Current portion of long-term debt	(623,494)	(689,045)
Total long-term debt	2,252,626	2,150,417

A significant portion of the Company's outstanding debt will be due within one year of this report for which the Company has initiated discussions and negotiations with financial institutions regarding the refinancing of such maturing credit facilities. Given the Company's extensive history and successful track record in obtaining financing and refinancing, the Company believes that it will be reasonably able to secure the required refinancing of all such facilities prior to or at maturity.

Interest rate information:

	March 31, 2025	December 31, 2024
Weighted average interest rate on floating rate debt*	5.89%	5.96%
Weighted average interest rate on lease debt financing	5.11%	5.06%
Weighted average interest rate on fixed rate debt	8.28%	8.40%
Secured Overnight Financing Rate ("SOFR"), closing rate	4.41%	4.49%
Effective Federal Funds Rate ("EFFR"), closing rate	4.33%	4.33%
Norwegian Interbank Offered Rate ("NIBOR"), three-month, closing rate	4.57%	4.68%

*The weighted average interest rate is for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) which takes into consideration the effect of related interest rate and cross currency swaps.

Fixed Rate Debt and NOK Bonds

8.25% senior unsecured sustainability-linked bonds due 2028

In April 2024, the Company issued senior unsecured sustainability-linked bonds totaling $150.0 million in the Nordic credit market. The bonds bear a coupon, payable quarterly, at a fixed rate of 8.25% per annum and are redeemable in full on April 19, 2028. The Company aims to reduce carbon emissions which is measured by improving its annual year on year Annual Efficiency Rating, based on fleet average, by a minimum of 2% by 2026. During the three months ended March 31, 2025, the Company resold the senior unsecured sustainability-linked bonds due 2028 with principal amounts of $2.4 million which had previously been repurchased. The net amount outstanding as of March 31, 2025, was $147.6 million (December 31, 2024: $145.2 million).

NOK750 million senior unsecured floating rate bonds due 2029

In September 2024, the Company issued senior unsecured floating rate bonds totaling NOK750 million in the Nordic high yield bond market. The bonds bear a coupon, payable quarterly, at NIBOR plus a margin and are redeemable in full on September 25, 2029. During the three months ended March 31, 2025, the Company resold bonds which had previously been repurchased with principal amounts totaling NOK10 million equivalent to $1.0 million. The net amount outstanding as of March 31, 2025, was NOK734 million, which was equivalent to $69.8 million (December 31, 2024: NOK724 million, equivalent to $63.6 million). Additionally, the total net notional principal amount subject to cross currency swap agreements in respect of these bonds as of March 31, 2025, was NOK750.0 million (December 31, 2024: NOK750.0 million).

7.75% senior unsecured sustainability-linked bonds due 2030

In January 2025, the Company issued senior unsecured sustainability-linked bonds totaling $150.0 million in the Nordic credit market. The bonds bear a coupon, payable quarterly, at a fixed rate of 7.75% per annum and are redeemable in full on January 29, 2030. The Company aims to reduce carbon emissions which is measured by improving its annual year on year Annual Efficiency Rating, based on fleet average, by a minimum of 2% by 2026. From 2027 to 2029, further reductions will be targeted in line with higher minimum standards set by the International Maritime Organization. During the three months ended March 31, 2025, the Company repurchased senior unsecured sustainability-linked bonds due 2030 with principal amounts of $11.2 million. The net amount outstanding as of March 31, 2025, was $138.8 million (December 31, 2024: $0.0 million).

U.S. dollar floating rate debt

The following table presents information on U.S. dollar floating rate debt facilities outstanding as of March 31, 2025 and December 31, 2024. The facilities bear interest at SOFR plus a margin, except the $60.0 million loan facility, which bears interest at EFFR plus a margin.

U.S. dollar floating rate debt	Corporate guarantee	Draw-down date	No. of subsidiaries †	Approx. term	Balance outstanding as of ($'millions),
					March 31, 2025	December 31, 2024

45 million secured term loan and revolving credit facility*	Full	2014	7	11	26.3	27.5
35 million term loan facility*	Part	2021	1	7	28.3	28.8
107.3 million term loan facility*	Part	2021	3	5	87.8	89.4
100 million term loan facility*	Part	2022	4	5	69.7	72.3
23 million term loan facility*	Full	2022	2	3	11.5	12.7
115 million term loan facility*	Part	2022	8	3	65.0	70.0
144.6 million term loan facility*	Full	2023	4	3	124.1	126.7
150 million senior secured term loan facility**	Full	2023	1	3	130.0	134.0
8.4 million senior unsecured term loan facility***	—	2023	—	3	—	8.4
60 million loan facility****	Part	2024	1	0	—	15.0
79.8 million term loan facility*	Part	2024	2	5	77.7	78.7
163.8 million term loan facility*	Part	2024	3	5	160.4	162.4
150 million term loan facility*	Part	2024	3	6	140.4	145.2
226 million term loan facility**	Full	2024	7	5	210.2	218.1
235 million term loan facility*	Full	2024	4	5	225.6	233.1
81.6 million term loan facility*	Full	2024	2	1	81.6	81.6
Total					1,438.6	1,503.9
† Number of wholly-owned subsidiaries which entered into the facility.
*These facilities are secured against the vessels owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain a minimum value covenant and covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
** These facilities are secured against the pre-delivery contracts, vessels or rigs owned by the subsidiaries that entered into the facility agreements. In addition, the facilities contain covenants that require the Company to maintain certain minimum levels of free cash, working capital and adjusted book equity ratios.
***This $8.4 million senior unsecured term loan facility was repaid early in the three months ended March 31, 2025.
****In December 2021, one of our wholly-owned subsidiaries entered into a general share lending agreement and as of March 31, 2025, 11.8 million of the Company’s shares were on loan and in the custody of the borrowing bank. This facility provides up to $60.0 million cash collateral to us, callable at any time, in connection with the shares lent. The facility is repayable on demand, by either party to the agreement.

Lease Debt Financing

Wholly-owned subsidiaries of the Company have entered into sale and leaseback transactions for the vessels that they own, through Japanese operating lease with call option financing structures. The vessels have been sold and leased back, with options to repurchase the vessels. These transactions did not qualify as sales under the U.S. GAAP sale and leaseback guidance and have thus been recorded as financing arrangements. The following table presents information on lease debt financing facilities outstanding as of March 31, 2025 and December 31, 2024.

Lease Debt Financing	Price of vessel sold and leased back ($' millions)	Lease start date	Approx. length of lease in years	First repurchase option	Balance outstanding as of ($'millions),
					March 31, 2025	December 31, 2024

$65 million lease debt financing	65.0	2021	6	2026	40.1	43.8
$65 million lease debt financing	65.0	2021	6	2026	40.3	44.1
$23.5 million lease debt financing	23.5	2022	3	2025	—	11.8
$25.3 million lease debt financing	25.3	2022	3	2025	—	13.4
$120 million lease debt financing	120.0	2022	8	2029	95.2	97.9
$120 million lease debt financing	120.0	2022	8	2029	96.6	99.4
$45 million lease debt financing	45.0	2023	5	2028	35.3	36.7
$38.5 million lease debt financing	38.5	2023	9	2028	34.1	34.7
$72.2 million lease debt financing	72.2	2023	12	2033	66.7	67.7
$72.2 million lease debt financing	72.2	2023	12	2033	67.6	68.5
$77.5 million lease debt financing	77.5	2024	12	2033	72.9	73.9
$77.5 million lease debt financing	77.5	2024	12	2033	73.7	74.7
$37 million lease debt financing	37.0	2024	8	2028	34.9	35.6
Total					657.4	702.2

10.FINANCIAL INSTRUMENTS

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	March 31, 2025	December 31, 2024
Non-designated derivative instruments - short-term assets:
Interest rate swaps	—	121
Total derivative instruments - short-term assets	—	121
Designated derivative instruments - long-term assets:
Interest rate swaps	—	1,631
Cross currency interest rate swaps	3,580	2,212
Non-designated derivative instruments - long-term assets:
Interest rate swaps	9,753	11,515
Cross currency interest rate swaps	310	165
Total derivative instruments - long-term assets	13,643	15,523

(in thousands of $)	March 31, 2025	December 31, 2024
Non-designated derivative instruments - short-term liabilities:
Cross currency swaps	—	14,884
Total derivative instruments - short-term liabilities	—	14,884
Designated derivative instruments - long-term liabilities:
Interest rate swaps	2,503	103
Total derivative instruments - long-term liabilities	2,503	103

Movements in the Consolidated Statement of Operations are summarized as follows:

	Three months ended
(in thousands of $)	March 31, 2025	March 31, 2024
Net (loss)/gain in fair value movements of non-designated derivatives	(1,809)	1,822
Net cash movement on non-designated derivatives and swap settlements	824	1,181
Total cash movement and valuation (loss)/gain on non-designated derivatives	(985)	3,003

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates.

As of March 31, 2025, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for NIBOR or SOFR. The total net notional principal amount subject to interest rate swap agreements as of March 31, 2025, was $0.6 billion (December 31, 2024: $0.5 billion).

Foreign currency risk management

The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, some of which are designated as hedges against the NOK750.0 million senior unsecured floating rate bonds due 2029. The total net notional principal amount subject to cross currency swap agreements as of March 31, 2025, was NOK750.0 million (December 31, 2024: NOK1.4 billion).

Apart from the NOK750 million senior unsecured floating rate bonds due 2029, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025		December 31, 2024
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Equity securities	3,660	3,660	3,736	3,736
7.25% senior unsecured sustainability-linked bonds due 2026	150,000	150,678	150,000	150,975
8.875% senior unsecured sustainability-linked bonds due 2027	150,000	154,536	150,000	154,737
8.25% senior unsecured sustainability-linked bonds due 2028	147,600	152,520	145,200	149,874
NOK750 million senior unsecured floating rate bonds due 2029	69,823	69,591	63,592	63,778
7.75% senior unsecured sustainability-linked bonds due 2030	138,800	138,206	—	—
Derivatives:
Interest rate/ currency/ commodity swap contracts - short-term receivables	—	—	121	121
Interest rate/ currency/ commodity swap contracts - long-term receivables	13,643	13,643	15,523	15,523
Interest rate/ currency/ commodity swap contracts - short-term payables	—	—	14,884	14,884
Interest rate/ currency/ commodity swap contracts - long-term payables	2,503	2,503	103	103

In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, changes in the fair values of the swaps are recognized in other comprehensive income where the Company has designated the swaps as hedges. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.

The fair values of financial assets and liabilities as of March 31, 2025, were measured as follows:

		Fair value measurements using
(in thousands of $)	March 31, 2025	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Equity securities	3,660	3,660
Interest rate/ currency/ commodity swap contracts, long-term receivables	13,643		13,643
Total assets	17,303	3,660	13,643	—
Liabilities:
7.25% senior unsecured sustainability-linked bonds due 2026	150,678	150,678
8.875% senior unsecured sustainability-linked bonds due 2027	154,536	154,536
8.25% senior unsecured sustainability-linked bonds due 2028	152,520	152,520
NOK750 million senior unsecured floating rate bonds due 2029	69,591	69,591
7.75% senior unsecured sustainability-linked bonds due 2030	138,206	138,206
Interest rate/ currency/ commodity swap contracts, long-term payables	2,503		2,503
Total liabilities	668,034	665,531	2,503	—

As of March 31, 2025, investment in equity securities consist of NorAm Drilling shares trading on the Euronext Growth in Oslo.

The estimated fair values of the 7.25% senior unsecured sustainability-linked bonds due 2026, the 8.875% senior unsecured sustainability-linked bonds due 2027, the 8.25% senior unsecured sustainability-linked bonds due 2028, the 7.75% senior unsecured sustainability-linked bonds due 2030 and the floating rate NOK denominated bonds due 2029 are all based on their quoted market prices as of the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and NIBOR or SOFR interest rates as of March 31, 2025.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that amounts are carried with DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), Danske Bank A/S, ING Bank N.V and Sumitomo Mitsui Banking Corporation. However, the Company believes this risk is remote, as these financial institutions are established and reputable establishments.

The Company does not require collateral or other securities to support financial instruments that are subject to credit risk, however certain of the Company’s counterparties require the Company to periodically post collateral when the fair value of the financial instruments exceeds or is below specified thresholds. As of March 31, 2025, the other receivables balance within current assets in the consolidated balance sheets included $0.0 million (December 31, 2024: $5.0 million) in relation to cash collateral posted by the Company.

There is also a concentration of revenue risk with Maersk A/S (“Maersk”), ConocoPhillips Skandinavia AS (“ConocoPhillips”) and Hapag-Lloyd AG, to whom the Company charters several vessels and earns a significant proportion of its revenues.

11.SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	March 31, 2025	December 31, 2024
300,000,000 common shares of $0.01 par value each (December 31, 2024: 300,000,000 common shares of $0.01 par value each)	3,000	3,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	March 31, 2025	December 31, 2024
146,825,679 common shares of $0.01 par value each (December 31, 2024: 146,803,619 common shares of $0.01 par value each)	1,468	1,468

The Company’s common shares are listed on the New York Stock Exchange.

Repurchase of shares

On May 8, 2023, the Board of Directors authorized the repurchase of up to an aggregate of $100 million of the Company’s common shares (“Share Repurchase Program”). The authorization was reaffirmed in both 2024 and 2025 and remains in effect until June 2026. During the three months ended March 31, 2025, the Company repurchased a total of 494,158 shares, at an average price of approximately $8.20 per share, with principal amounts totaling $4.1 million. As of March 31, 2025, 1,589,253 shares were repurchased by the Company under its Share Repurchase Program and held as treasury stock. The Company has approximately $85.8 million remaining under the authorized Share Repurchase Program as of March 31, 2025. The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares.

Issuance of shares

The Company may, from time to time, offer and sell new common shares with aggregate sales proceeds of up to $100 million through an at-the-market program (the “ATM”). Additionally, the Company may issue up to 10,000,000 common shares to facilitate investments by both individual and institutional shareholders through its existing dividend reinvestment plan (“DRIP”). No new common shares were issued and sold under the DRIP and ATM programs during the three months ended March 31, 2025 or in the year ended December 31, 2024.

During the three months ended March 31, 2025, the Company issued a total of 22,060 new shares following the exercise of 315,000 share options. (See also Note 12: Share Option Plan).

Therefore, there were 145,236,426 common shares outstanding as of March 31, 2025 (December 31, 2024: 145,708,524 common shares).

Dividends

During the three months ended March 31, 2025, the Company declared a dividend of $0.27 per share on February 12, 2025, which was paid in cash on March 28, 2025. The record date and ex-dividend date were March 12, 2025.

12.SHARE OPTION PLAN

During the three months ended March 31, 2025, 315,000 share options were exercised. The Company issued a total of 22,060 new shares in full satisfaction of the options exercised which had a total intrinsic value of $0.2 million on the day of exercise. The weighted average exercise price of the options exercised was $8.90 per share.

In March 2025, the Company awarded a total of 465,000 options to officers, employees and directors, pursuant to the Company’s share option plan. The options have a five-year term and a three-year vesting period and the first options will be exercisable from March 2026 onwards. The initial strike price was $8.39 per share.

13.RELATED PARTY TRANSACTIONS

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies.

(in thousands of $)	March 31, 2025	December 31, 2024
Amounts due from:
Frontline plc	4,784	4,252
Seatankers	649	521
Golden Ocean *	—	237
Front Ocean	16	18
Paratus	1	2
Northern Ocean Operations Ltd. (“Northern Ocean”)	30	—
NorAm Drilling	140	109
River Box	98	92
Other related parties	1	3
Allowance for expected credit losses	(37)	(33)
Total amount due from related parties	5,682	5,201

Loans to related parties - associated companies, long-term
River Box	45,000	45,000
Total loans to related parties - associated companies, long-term	45,000	45,000

Amounts due to:
Frontline Shipping	1,450	1,234
Golden Ocean *	—	56
Other related parties	5	6
Total amount due to related parties	1,455	1,296

* On March 4, 2025, CMB.TECH NV (“CMB.TECH”), through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen Holding Limited (“Hemen”) to purchase all of Hemen’s 81,363,730 common shares in Golden Ocean Group Limited (“Golden Ocean”) at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any common share of Golden Ocean and is consequently no longer a related party.

CMB.TECH is not a related party to the Company.

Related party leasing and service contracts

The Company’s most significant related party leasing and service contracts were with Golden Ocean, a company related to Hemen until March 12, 2025, to whom the Company leased eight vessels. Until March 12, 2025, the Company received operating lease income of $10.7 million from Golden Ocean (three months ended March 31, 2024: $13.7 million) and paid vessels management fees of $4.0 million (three months ended March 31, 2024: $5.1 million). In February 2025, the Company announced that Golden Ocean had exercised its purchase options on eight Capesize vessels for $112.0 million in aggregate. The vessels will be redelivered to Golden Ocean during the third quarter of 2025.

During the three months ended March 31, 2025, the Company earned rental revenue of $1.5 million from leasing of equipment from the drilling rig Hercules to Northern Ocean (three months ended March 31, 2024: $0.0 million). The equipment is expected to be returned to the Company by September 2025.

Other related party service contracts include payments to Front Ocean Management AS and Front Ocean Management Ltd., Seatankers Management Norway AS and Seatankers Management Co. Ltd., Frontline Management AS and Frontline (Management) Cyprus Limited and Paratus Management (UK) Ltd. for office facilities, administration service fees, newbuilding supervision fees and vessel management fees.

Related parties – associated companies

The Company granted a $45.0 million non-amortizing loan to River Box Holding Inc. (“River Box”) which is a fixed interest rate loan and is repayable in full on November 16, 2033 or earlier if River Box sells its assets. During the three months ended March 31, 2025, the Company received interest income of $1.1 million (three months ended March 31, 2024: $1.1 million).

Other related party transactions

During the three months ended March 31, 2024, the Company entered into agreements to acquire three LR2 product tankers under construction from entities related to Hemen, for an aggregate amount of $231.0 million. The vessels were delivered between June and October 2024 and commenced their long term charters to a third party.

During the three months ended March 31, 2025, the Company received dividend income of $0.2 million from NorAm Drilling (three months ended March 31, 2024: $0.2 million).

14.COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	March 31, 2025	December 31, 2024
Vessels, rigs and equipment, net	3,380	3,462
Investments in sales-type leases	33	35
Book value of consolidated assets pledged under mortgages	3,413	3,497

The Company has funded its acquisition of vessels, jack-up rig and harsh environment semi-submersible rig through a combination of equity, short term debt and long term debt. Providers of long term loan facilities usually require that the loans be secured by mortgages against the assets being acquired.

Other Contractual Commitments and Contingencies

The Company has arranged insurance for the legal liability risks for its shipping activities with various mutual protection and indemnity associations in which the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members. The Company also has similar partially mutual insurance arrangements for its rigs.

Capital commitments

As of March 31, 2025, the Company had commitments under shipbuilding contracts to construct five newbuilding dual-fuel 16,800 TEU container vessels, totaling to $848.1 million (December 31, 2024: $818.1 million). The vessels are expected to be delivered to the Company in 2028. (Also, refer to Note 7: Capital Improvements and Newbuildings).

As of March 31, 2025, the Company has committed to pay $21.5 million towards the installation of optimization upgrades on four 8,700 TEU container vessel, three 10,600 TEU container vessels and two chemical tankers, with installations expected to take place in 2025 (December 31, 2024: $20.2 million on four 8,700 TEU container vessels and three 10,600 TEU container vessels).

Also as of March 31, 2025, the Company has committed to pay $13.2 million for capital upgrades on the drilling rig, Hercules (December 31, 2024: $13.2 million). The installations are expected to take place later in 2025.

Other contingencies

On March 5, 2023, SFL Hercules Ltd., a subsidiary of the Company, served Seadrill Ltd. (“Seadrill”) with a claim filed in the Oslo District Court in Norway, relating to the redelivery of the drilling rig, Hercules, in December 2022. The Company has made the claim because it believes that the rig was not redelivered in the condition required under the contract with Seadrill and the Company is therefore seeking damages. In February 2025, there was a ruling in Oslo District Court in favor of SFL’s rig-owning subsidiary where subsidiaries of Seadrill were ordered to pay an amount equivalent to a total of approximately $48 million in compensation, including late payment interest and legal costs, as a result of its breach of contract upon redelivering Hercules to SFL in 2022. Seadrill filed an appeal to the Oslo District Court on March 5, 2025.

There was also a related case concerning certain capital spares delivered by Seadrill to a subsidiary of SFL in connection with the SPS of Hercules in 2023 where the parties disagreed on the actual ownership and compensation of these spares (“Capital Spares Case”). In April 2025, the Company was fully acquitted and awarded legal costs in the case in which Seadrill had pursued SFL for approximately $8.0 million. This verdict may still be appealed by Seadrill.

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

15.SUBSEQUENT EVENTS

In April 2025, the Company delivered the 2010-built 57,000 dwt Supramax dry bulk vessel SFL Yukon, to its new owner. The sale was agreed upon in March 2025 for $10.1 million, net of commission.

In April 2025, the Company agreed to sell the 2011-built 57,000 dwt Supramax dry bulk vessel SFL Sara, with expected delivery in the second quarter of 2025. The gross sales price for the vessel is approximately $11.2 million. The vessel is currently debt free.

In April 2025, the Company was fully acquitted and awarded legal costs in the Capital Spares Case, where Seadrill had sued SFL for approximately $8.0 million. This verdict may still be appealed by Seadrill.

On May 14, 2025, the Board of Directors declared a dividend of $0.27 per share which is payable in cash on or around June 27, 2025 to shareholders of record on June 12, 2025.

Subsequent to quarter end, the Company repurchased an additional 758,499 shares, at an average price of approximately $7.84 per share with principal amounts totaling $5.9 million.

SFL CORPORATION LTD

As used herein, “we,” “us,” “our” and “the Company” all refer to SFL Corporation Ltd. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three months ended March 31, 2025

General

We are SFL Corporation Ltd., a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries and branches located in Bermuda, Canada, Cyprus, Liberia, Namibia, Norway, Singapore, the United Kingdom and the Marshall Islands.

You should carefully consider the risks and other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as well as those described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”).

Recent and Other Developments

Acquisitions, Deliveries, Capital Investments and Disposals

Acquisitions, Deliveries and Capital Investments

During the three months ended March 31, 2025, we recorded $22.7 million for capital upgrades performed on nine container vessels and one Suezmax tanker.

Disposals

In January 2025, we agreed to sell the 1,700 TEU container vessel, Asian Ace, to an unrelated third party at a selling price of approximately $9.5 million. The vessel is expected to be delivered to its new owners during the second quarter of 2025.

In February 2025, we announced that Golden Ocean had exercised its purchase options on eight Capesize dry bulk carriers for $112 million in aggregate. The vessels will be redelivered to Golden Ocean during the third quarter of 2025.

In March 2025, we agreed to sell the 2010-built 57,000 dwt Supramax dry bulk carrier, SFL Yukon, to an unrelated third party for net selling proceeds of $10.1 million. During the quarter, we recorded an impairment loss of $6.8 million. The vessel was delivered to its new owner in April 2025.

We have seven container vessels classified as sales-type leases, all of which are on long-term bareboat charters to MSC. Under the terms of their charters, MSC is obligated to purchase each vessel at a fixed price upon the expiry of the respective charter periods. The vessels are expected to be redelivered to MSC by the end of the second quarter of 2025.

In April 2025, we agreed to sell the 2011-built 57,000 dwt Supramax dry bulk vessel SFL Sara, with expected delivery in the second quarter of 2025. The gross sale price for the vessel is approximately $11.2 million.

New Contracts, Extensions and Changes

During the three months ended March 31, 2025, the 8,700 TEU container vessels, San Felipe, San Felix and San Fernando commenced a time charter contract with Maersk for a duration of five years.

In February 2025, Maersk declared a further 12 months extension option for the 9,500 TEU container vessel, Maersk Skarstind.

Corporate Debt and Lease Debt Financing

In January 2025, we issued $150 million senior unsecured, sustainability-linked bonds, in the Nordic credit market. The bonds were issued at 99.5% of face value, bear a coupon of 7.75% and will mature in 2030. The net proceeds are intended for new investments and general corporate purposes.

Issuance/repurchase of Shares, Share Options, Grants and Exercises

In February 2025, we issued 22,060 new shares to employees, officers and directors in settlement of options issued in 2020 pursuant to the Company’s incentive program. The weighted average exercise price of the options exercised was $8.90 per share and the total intrinsic value of the options exercised was $0.2 million.

In March 2025, 465,000 options were awarded to employees, officers and directors, pursuant to the Company's Share Option Scheme. The options have a five-year term and a three-year vesting period and the first options are exercisable from March 2026 onwards. The initial strike price was $8.39 per share.

Also in March 2025, we repurchased a total of 494,158 shares, at an average price of approximately $8.20 per share, with principal amounts totaling $4.1 million under our Share Repurchase Program. Subsequent to quarter end, we repurchased an additional 758,499 shares, at an average price of approximately $7.84 per share, with principal amounts totaling $5.9 million.

Dividend

On February 12, 2025, the Board of Directors of the Company declared a dividend of $0.27 per share which was paid in cash on March 28, 2025 to shareholders of record on March 12, 2025.

On May 14, 2025, the Board of Directors of the Company declared a dividend of $0.27 per share which is payable in cash on or around June 27, 2025 to shareholders of record on June 12, 2025.

Operating Results

	Three months ended	Three months ended
(in thousands of $)	March 31, 2025	March 31, 2024
Total operating revenues	186,739	229,064
Loss on sale of vessels	—	(17)
Total operating expenses	(176,077)	(143,573)
Operating income	10,662	85,474
Interest income	3,006	2,838
Interest expense	(46,207)	(42,879)
Other non-operating items, net	835	1,874
Equity in earnings of associated companies	625	778
Tax expense	(792)	(2,783)
Net (loss)/income	(31,871)	45,302

Total operating revenues

Total operating revenues decreased by 18.5% in the three months ended March 31, 2025, compared with the same period in 2024.

	Three months ended	Three months ended
(in thousands of $)	March 31, 2025	March 31, 2024
Time charter revenues	156,497	150,902
Voyage charter and pool revenues	4,420	2,981
Drilling contract revenues	22,441	66,503
Interest income - sales-type leases	471	840
Profit sharing income	1,466	5,540
Other operating income	1,444	2,298
Total operating revenues	186,739	229,064

Time charter revenues
During the three months ended March 31, 2025, time charter revenues were earned by 22 container vessels, seven car carriers, 15 dry bulk carriers, seven Suezmax tankers, nine product tankers and one chemical tanker. The 4% increase in time charter revenues for the three months ended March 31, 2025, compared to the three months ended March 31, 2024, was mainly as a result of the delivery of one chemical tanker and three product tankers between June 2024 and October 2024 and one newbuilding car carrier in March 2024. The increase is partially offset by the sale of one container vessel in December 2024.

Voyage charter and pool revenues
During the three months ended March 31, 2025, voyage charter and pool revenues were earned by three dry bulk carriers which are sometimes chartered on a voyage-by-voyage basis and one chemical tanker, SFL Aruba, which was delivered in August 2024 and commenced trading in a pool. During the three months ended March 31, 2024, voyage charter and pool revenues were earned by two dry bulk carriers which were occasionally chartered on a voyage-by-voyage basis. Voyage charter and pool revenues increased by 48% in the three months ended March 31, 2025, compared to the same period in 2024, mainly due to the addition of SFL Aruba.

Drilling contract revenues
We earn drilling contract revenues from our two drilling rigs. The drilling rig Linus has been operational with ConocoPhillips, since its redelivery from Seadrill in September 2022. In May 2024, Linus underwent its second SPS which lasted until the end of July 2024. The drilling rig Hercules was operating under a drilling contract with Galp Energia in Namibia until May 2024. Hercules then completed another drilling contract with Equinor from July 2024 until October 2024. Drilling contract revenues decreased by 66% in the three months ended March 31, 2025, compared to the same period in 2024, mainly because the drilling rig Hercules was warm stacked in Norway, seeking employment opportunities.

Interest income - sales-type leases
In the three months ended March 31, 2025, sales-type leases interest income arose on seven container vessels on long term charters to MSC. In the three months ended March 31, 2024, we had sales-type leases interest income on nine container vessels on long term charters to MSC, two of which were sold in March 2024. Interest income decreased due to the disposal of these vessels.

Profit share revenues
We have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a subsidiary of Golden Ocean, whereby we earn a 33% profit share above the base charter rates, calculated and paid on a quarterly basis. We recorded $0.0 million of profit share revenue under this arrangement in the three months ended March 31, 2025 (three months ended March 31, 2024: $2.2 million).

During the three months ended March 31, 2025, we recorded $1.5 million from fuel saving arrangements relating to seven container vessels on charter to Maersk, due to the installation of scrubbers, and one scrubber-fitted car carrier on charter to Eukor Car Carriers Inc. (three months ended March 31, 2024: $3.3 million relating to seven container vessels and one car carrier).

Loss on sale of vessels

No vessels were sold during the three months ended March 31, 2025.

In the three months ended March 31, 2024, we recorded a net loss of $17,000 in relation to the disposal of two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi, which were previously accounted for as sales-type leases. The vessels were delivered to MSC upon the exercise of a purchase obligation at the end of their charter period.

Operating expenses

	Three months ended		Three months ended
(in thousands of $)	March 31, 2025		March 31, 2024
Vessel and rig operating expenses	75,797	75,797	81,234
Depreciation	60,911		56,878
Vessel impairment charge	34,093		—
Administrative expenses	5,276		5,461
Total operating expenses	176,077		143,573

Vessel and rig operating expenses decreased by $5.4 million in the three months ended March 31, 2025, compared with the same period in 2024. The decrease is mainly due to the drilling rig Hercules which is warm stacked in Norway in 2025. In the three months ended March 31, 2024, Hercules was operating under a drilling contract with Galp Energia in Namibia. This is offset by an increase in vessel operating expenses in the three months ended March 31, 2025, compared to the same period in 2024, due to the acquisition of three product tankers and two chemical tankers between June 2024 and October 2024 and one newbuilding car carrier in March 2024. In addition, six vessels drydocked in the three months ended March 31, 2025, compared to one vessel in the same period in 2024.

Depreciation expense relates to vessels and rigs owned by the Company or vessels chartered-in under finance leases, that are not accounted for as investments in sales-type leases. The increase in depreciation of $4.0 million for the three months ended March 31, 2025, compared to the same period in 2024, was mainly due to the acquisition of three product tankers and two chemical tankers between June 2024 and October 2024 and one newbuilding car carrier in March 2024, as well as due to capitalized SPS costs and capital upgrades for the rigs Linus and Hercules in 2024.

In the three months ended March 31, 2025, we recorded an impairment loss of $6.8 million on one 57,000 dwt Supramax dry bulk carrier on classification as held for sale. We recorded a further impairment loss of $27.3 million on four 57,000 dwt Supramax dry bulk carriers and two 82,000 dwt Kamsarmax dry bulk carriers, based on estimated fair value of the vessels using a market approach. The impairment charge was primarily triggered due to updated expectations on the timing of potential disposal of the vessels, future estimated cash flows based on current market conditions and outlook, and amounts of disposal proceeds expected to be received. The increasing estimated future costs stemming from U.S. and international trade policies, including tariffs and port fees, have negatively impacted estimated future earnings and values of the vessels in the three months ended March 31, 2025. In the three months ended March 31, 2024, we recorded no impairment charge.

Administrative expenses for the three months ended March 31, 2025 decreased by $0.2 million compared with the same period in 2024, mainly due to lower legal and professional fees.

Interest income

Total interest income increased by $0.2 million for the three months ended March 31, 2025, compared to the same period in 2024, mainly due to higher interest received on bank and short-term deposits.

Interest expense

Interest expense for the three months ended March 31, 2025, was $46.2 million compared with $42.9 million for the three months ended March 31, 2024. The increase in interest expense for the three months ended March 31, 2025, compared to the same period in 2024, is due to new loans and lease debt financing obtained by the Company for the vessels purchased in 2023 and 2024 and the increased interest rates in the period for floating rate debt and refinanced fixed loans. Changes in interest related to the bonds are due to changes in foreign currency exchange rate, repayments and redemptions.

Other non-operating items

	Three months ended	Three months ended
(in thousands of $)	March 31, 2025	March 31, 2024
Loss on investments in equity securities	(360)	(415)
Interest and valuation (loss)/gain on non-designated derivatives	(985)	3,003
Other financial items, net	2,180	(714)
Total other non-operating items	835	1,874

In the three months ended March 31, 2025, total other non-operating items amounted to a gain of $0.8 million compared to a gain of $1.9 million in the three months ended March 31, 2024. This movement is mainly affected by a loss on valuation of non-designated derivatives, repurchase of bonds and extinguishment of debt, a decrease in the allowance for expected credit losses and more favorable foreign exchange fluctuations.

Equity in earnings of associated companies

River Box holds investments in direct financing leases, through its subsidiaries, related to the 19,200 and 19,400 TEU containerships MSC Anna, MSC Viviana, MSC Erica and MSC Reef. The Company holds 49.9% ownership in River Box and is accounted for under the equity method. The remaining 50.1% of the shares of River Box are held by a subsidiary of Hemen, the Company’s largest shareholder and a related party. The net income of the River Box group is included under “Equity in earnings of associated companies” during the three months ended March 31, 2025 and March 31, 2024. The total equity in earnings of associated companies in the three months ended March 31, 2025, was $0.6 million (three months ended March 31, 2024: $0.8 million).

Tax expense

In the three months ended March 31, 2025, we recorded a tax expense of $0.8 million which relates mainly to the operations of the drilling rig Linus in Norway. In the three months ended March 31, 2024, we recorded a tax expense of $2.8 million mainly due to the operations of the drilling rig Hercules in Namibia.

Liquidity and Capital Resources

As of March 31, 2025, we had total cash and cash equivalents of $173.9 million and investments in equity securities of $3.7 million.

In the three months ended March 31, 2025, we generated cash of $78.6 million net from operations, used $20.1 million net in investing activities and used $19.1 million net from financing activities.

Cash flows provided by operating activities for the three months ended March 31, 2025 increased to $78.6 million, from $63.0 million for the same period in 2024, mainly due to changes in operating income received and the timing of charter hire and trade and other receivables.

Investing activities used cash of $20.1 million in the three months ended March 31, 2025, compared to $80.4 million in the same period in 2024. The decrease in cash outflow used for investing activities for the three months ended March 31, 2025 is primarily due to lower spending on vessel acquisitions, capital improvements, newbuilding installments and deposits. During the three months ended March 31, 2025, cash outflows totaling $20.1 million mainly consisted of capital upgrades of nine container vessels and one Suezmax tanker. In comparison, cash outflows totaling $90.1 million in the same period in 2024 mainly consisted of newbuilding installments for two car carriers. Additionally, there was a decrease in cash inflows from vessel sales. During the three months ended March 31, 2025, no vessels were sold, compared to a cash inflow of $12.0 million from the sale of two container vessels in the comparable period in 2024.

Net cash used in financing activities for the three months ended March 31, 2025 was $19.1 million, compared to net cash provided of $20.0 million in the same period in 2024. The change was primarily driven by an increase in debt repayments, which totaled $112.2 million in the three months ended March 31, 2025, compared to $98.1 million in the same period in 2024. Additionally, cash outflows included $11.1 million from the repurchases of the Company's bonds in the three months ended March 31, 2025, with no such payments in the same period in 2024. Also, in the three months ended March 31, 2025, there was a cash outflow of $6.3 million related to the settlement of NOK swaps (net of collateral repaid) and $4.1 million for the repurchases of Company shares, none of which occurred in the same period in 2024. These aggregate financing outflows were partly offset by an inflow from debt proceeds amounting to $153.4 million in the three months ended March 31, 2025, compared to $165.7 million in the comparable period in 2024. Furthermore, there were no payments made for finance lease liabilities in the three months ended March 31, 2025, compared to $13.9 million in the same period in 2024. The decrease in payments was due to the Company's exercise of purchase options on all vessels under a finance lease in 2024, which were subsequently refinanced with term loans.

In addition to bank loans, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity, debt or hybrid securities from time to time.

A significant portion of our outstanding debt will be due within one year of this report for which we have already initiated discussions and negotiations with financial institutions regarding the refinancing of such maturing credit facilities. Given our finance structure, we will, as expected, consistently have significant debt maturities due within a twelve-month period that have not yet been refinanced. However, with our extensive history and successful track record in securing financing and refinancing, we believe that we will be reasonably able to obtain the necessary refinancing for these facilities on or before their maturity. However, no assurance can be given that all such facilities will be timely refinanced on acceptable terms or at all.

The following table presents an overall summary of our borrowings as of March 31, 2025.

As of March 31, 2025
(in millions of $)	Outstanding balance
Unsecured borrowings:
7.25% senior unsecured sustainability-linked bonds due 2026	150.0
8.875% senior unsecured sustainability-linked bonds due 2027	150.0
8.25% senior unsecured sustainability-linked bonds due 2028	147.6
NOK750 million senior unsecured floating rate bonds due 2029	69.8
7.75% senior unsecured sustainability-linked bonds due 2030	138.8
Total bonds	656.2
Lease debt financing	657.4
U.S. dollar denominated floating rate debt	1,438.6
U.S. dollar denominated fixed rate debt due 2026	147.0
Total borrowings	2,899.2
Finance lease liabilities in associated companies (1)	180.1
Total borrowings and lease liabilities	3,079.3

(1) This represents 49.9% of the finance lease liabilities in the associated companies within River Box.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of March 31, 2025, the Company was in compliance with all of the covenants under its long-term debt facilities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

SFL Corporation Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:
▪the strength of world economies and currencies;
▪inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
▪the Company’s ability to generate cash to service its indebtedness;
▪the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;
▪the availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to comply with the restrictions and other covenants in its financing arrangements;
▪the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;
▪general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
▪prolonged or significant downturns in the tanker, dry-bulk carrier, container, car carrier and/or offshore drilling charter markets;
▪the volatility of oil and gas prices, which effects, among other things, several sectors of the maritime, shipping and offshore industries, including oil transportation, dry bulk shipments, oil products transportation, car transportation and drilling rigs;
▪a decrease in the value of the market values of the Company’s vessels and drilling rigs;
▪an oversupply of vessels, including drilling rigs, which could lead to reductions in charter hire rates and profitability;
▪any inability to retain and recruit qualified key executives, key employees, key consultants or skilled workers;
▪the potential difference in interests between or among certain of the Company’s directors, officers, key executives and shareholders, including Hemen, our largest shareholder;

▪the risks associated with the purchase of second-hand vessels;
▪the aging of the Company’s fleet which could result in increased operating costs, impairment or loss of hire;
▪the adequacy of insurance coverage for inherent operational risks, and the Company’s ability to obtain indemnities from customers, changes in laws, treaties or regulations;
▪changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;
▪the supply of and demand for oil and oil products and vessels, including drilling rigs, comparable to ours, including against the background of the possibility of accelerated climate change transition worldwide, including shifts in consumer demand for other energy resources could have an accelerated negative effect on the demand for oil and thus its transportation and drilling;
▪changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods and resulting changes to trade patterns;
▪delays or defaults by the shipyards in the construction of our newbuildings;
▪technological innovation in the sectors in which we operate and quality and efficiency requirements from customers;
▪technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsions;
▪risks associated with potential cybersecurity or other privacy threats and data security breaches;
▪our ability to comply with, and the expected cost of, governmental regulations and maritime self-regulatory organization standards, including new environmental regulations and standards, as well as standard regulations imposed by our charterers applicable to our business;
▪governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers;
▪potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
▪the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance, or ESG, practices;
▪increased inspection procedures and more restrictive import and export controls;
▪the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations imposed by the U.S. government, the EU, the United Nations or other governments against the Company or any of its subsidiaries;
▪compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
▪changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;
▪fluctuations in currencies and interest rates such as NIBOR and SOFR;
▪the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
▪the volatility of prevailing spot market charter rates, which effects the amount of profit sharing payment the Company receives under our charters;
▪the volatility of the price of the Company’s common shares;
▪changes in the Company’s dividend policy;
▪the future sale of the Company’s common shares;
▪the failure to protect the Company’s information security management system against security breaches, or the failure or unavailability of these systems for a significant period of time;
▪the entrance into transactions that expose the Company to additional risk outside of its core business;
▪difficulty managing planned growth properly;
▪the Company’s incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States;
▪shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
▪dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;

▪the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
▪treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
▪being required to pay taxes on U.S. source income;
▪the Company’s operations being subject to economic substance requirements;
▪the exercise of a purchase option by the charterer of a vessel;
▪potential liability from future litigation, including litigation related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
▪increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
▪the arresting or attachment of one or more of the Company’s vessels or rigs by maritime claimants;
▪damage to storage, receiving and other shipping inventories’ facilities;
▪impacts of supply chain disruptions and market volatility;
▪the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export or import ports such as the United States, EU and/or China;
▪potential requisition of the Company’s vessels or rigs by a government during a period of war or emergency;
▪world events, political instability, international sanctions or international hostilities, including the war between Russia and Ukraine and possible cessation of such war in Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attacks in the Red Sea and the Gulf of Aden, and potential physical disruption of shipping routes as a result thereof; and
▪other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as well as those described from time to time in the reports filed by the Company with the SEC.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the SEC, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD

Date: May 15, 2025

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Financial Officer